FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM to Announce Year-End and Fourth Quarter Fiscal 2012 Results on March 29, 2012	3

Document 1

[
March 15, 2012
FOR IMMEDIATE RELEASE

RIM to Announce Year-End and Fourth Quarter Fiscal 2012 Results on March 29, 2012

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the fourth quarter and year-end of fiscal 2012 on March 29, 2012 after the close of the market.  A conference call and live webcast will be held beginning at 5 pm ET. The call can be accessed by dialing 1-800-814-4859 or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing (+1)416-640-1917 and entering passcode 4466496#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET April 12, 2012.

Scheduled Quarterly Results Conference calls for FY 2013
Q1: June 28, 2012, after markets close
Q2: September 27, 2012, after markets close
Q3: December 20, 2012, after markets close
Q4: March 28, 2013, after markets close.

These dates, or any changes to these dates, are posted on the company’s website at www.rim.com/investors/events. Conference call webcast and call-in details will be provided in advance of these calls.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 15, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer